================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of, May 2006

Commission File Number 000-23464

                                HUMMINGBIRD LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
                -------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                   Form 20-F [ ]                 Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [ ]                        No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

================================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT

DOCUMENT
--------

    1     Letter to shareholders dated May 12, 2006.

    2 Interim unaudited consolidated financial statements and notes thereto for the quarter and 6 months ended March 31, 2006.

    3 Management's Discussion and Analysis of of Financial condition and results of operations for the Quarter Ended March 31, 2006.

    4     Form 52-109F2 Certifications of Interim Filings.

    5     Press Release dated May 9, 2006.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant which was originally filed with the Securities and Exchange Commission on May 26, 1998 (File No. 333-8822).

                                                                      DOCUMENT 1


                                                       [LOGO OF HUMMINGBIRD(TM)]

                                                        Hummingbird Ltd.
                                                        1 Sparks Avenue
                                                        Toronto, Ontario M2H 2W1
                                                        Canada
                                                        Tel. (416) 496-2200
                                                        Fax (416)
                                                        496-2207

May 12, 2006

Dear Hummingbird Shareholder:

SECOND QUARTER - THREE AND SIX MONTHS ENDED MARCH 31, 2006

We enclose the following information for the quarter ended March 31, 2006:

     o Financial Statements and accompanying Notes, prepared using U.S. GAAP and in U.S. dollars;

     o Management's Discussion and Analysis of Financial Condition and Results of Operations; and

     o Press release dated May 9, 2006 reporting our financial results for the above period.

We thank you for your continued interest and support.

Sincerely,

/s/ Barry Litwin
-------------------------------------
Barry Litwin
President and Chief Executive Officer

Encl.

                                                                      DOCUMENT 2
                                                                      U.S. GAAP

             Interim Unaudited Consolidated Financial Statements of

             HUMMINGBIRD LTD.

             Quarter and Six Months ended March 31, 2006

HUMMINGBIRD  LTD.                                                      U.S. GAAP
CONSOLIDATED BALANCE SHEETS
(thousands of U.S.$)

                                                                  AS AT           AS AT
                                                                 MARCH 31      SEPTEMBER 30
                                                                   2006            2005
                                                               ------------    ------------
                                                               (Unaudited)      (Unaudited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                    $     94,298    $     84,997
  Accounts receivable                                                69,893          66,771
  Unbilled receivables                                                  669             664
  Income taxes recoverable                                            7,064             804
  Inventory                                                             565             862
  Prepaid expenses                                                    5,564           5,350
  Other receivables                                                   1,294           1,528
  Current portion of deferred income taxes                            3,301               -
                                                               ------------    ------------
                                                                    182,648         160,976
OTHER ASSETS                                                          2,009           2,068
FIXED  ASSETS                                                        11,166          11,584
GOODWILL AND OTHER INTANGIBLE ASSETS                                203,543         204,002
                                                               ------------    ------------
                                                               $    399,366    $    378,630
                                                               ============    ============
LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)            $     31,046    $     33,972
  Other payable (Note 2)                                             10,700               -
  Current portion of other long-term liabilities                        113             997
  Deferred revenue                                                   80,541          74,035
                                                               ------------    ------------
                                                                    122,400         109,004
DEFERRED INCOME TAXES                                                12,092          10,308
OTHER LONG-TERM LIABILITIES                                              19              67
                                                               ------------    ------------
                                                                    134,511         119,379
                                                               ------------    ------------
SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,399,922 common shares at
    March 31, 2006 and 17,418,338 common shares
    at September 30, 2005                                           165,449         164,907
ADDITIONAL PAID-IN CAPITAL                                            4,494           3,510
RETAINED EARNINGS                                                    96,221          91,941
ACCUMULATED OTHER COMPREHENSIVE LOSS                                 (1,309)         (1,107)
                                                               ------------    ------------
                                                                    264,855         259,251
                                                               ------------    ------------
                                                               $    399,366    $    378,630
                                                               ============    ============

HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS                                  U.S. GAAP
(thousands of U.S.$, except share data)

                                                  THREE MONTHS ENDED             SIX MONTHS ENDED
                                                       MARCH 31                      MARCH 31
                                              --------------------------    --------------------------
                                                 2006           2005           2006           2005
                                              -----------    -----------    -----------    -----------
                                              (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)
SALES                                         $    64,202    $    54,256    $   126,290    $   108,156
COST OF SALES                                       8,120          6,450         16,020         13,227
                                              -----------    -----------    -----------    -----------
GROSS PROFIT                                       56,082         47,806        110,270         94,929
                                              -----------    -----------    -----------    -----------
EXPENSES
  Sales and marketing                              29,115         25,223         57,418         46,942
  Research and development                         11,764         11,695         23,302         22,399
  General and administration                        7,699          5,826         14,975         11,780
  Restructuring charges (Note 4)                      579          3,485          1,971          5,578
  Other charges (Note 5)                              114              -            347          5,340
  Amortization of other intangible assets           5,445          4,502         11,107          9,418
                                              -----------    -----------    -----------    -----------
TOTAL EXPENSES                                     54,716         50,731        109,120        101,457
                                              -----------    -----------    -----------    -----------
OPERATING INCOME (LOSS)                             1,366         (2,925)         1,150         (6,528)
INTEREST AND OTHER INCOME, NET                        886            655          1,711          1,269
                                              -----------    -----------    -----------    -----------
INCOME (LOSS) BEFORE INCOME TAXES                   2,252         (2,270)         2,861         (5,259)
INCOME TAX RECOVERY(Note 7)                        (2,683)        (1,057)        (2,628)        (2,317)
                                              ===========    ===========    ===========    ===========
NET INCOME (LOSS)                             $     4,935    $    (1,213)   $     5,489    $    (2,942)
                                              ===========    ===========    ===========    ===========
BASIC EARNINGS (LOSS) PER SHARE               $      0.28    $     (0.07)   $      0.32    $     (0.17)
                                              ===========    ===========    ===========    ===========
DILUTED EARNINGS (LOSS) PER SHARE             $      0.28    $     (0.07)   $      0.32    $     (0.17)
                                              ===========    ===========    ===========    ===========
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                       17,414         17,500         17,417         17,482
                                              ===========    ===========    ===========    ===========
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)             17,414         17,500         17,420         17,482
                                              ===========    ===========    ===========    ===========

HUMMINGBIRD  LTD.                                                     U.S. GAAP
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                      (Unaudited)
(thousands of U.S.$, except share data)

                                                                                                     ACCUMULATED
                                                                     ADDITIONAL                          OTHER
                                                                       PAID-IN         RETAINED      COMPREHENSIVE
                                       COMMON SHARES (NOTE 6)          CAPITAL         EARNINGS          LOSS             TOTAL
                                    -------------   -------------   -------------   -------------    -------------    -------------
                                     Outstanding       Amount
BALANCE AT SEPTEMBER 30, 2004          17,448,279   $     164,521   $       3,510   $      98,819    $        (930)   $     265,920
COMPREHENSIVE LOSS
  Net loss                                      -               -               -          (1,729)               -           (1,729)
STOCK OPTIONS EXERCISED UNDER
  THE ESOP (Note 6)                        42,169             838               -               -                -              838
                                    -------------   -------------   -------------   -------------    -------------    -------------
BALANCE AT DECEMBER 31, 2004           17,490,448         165,359           3,510          97,090             (930)         265,029
COMPREHENSIVE LOSS
  Net loss                                      -               -               -          (1,213)               -           (1,213)
STOCK OPTIONS EXERCISED UNDER
  THE ESOP                                 20,040             392               -               -                -              392
                                    -------------   -------------   -------------   -------------    -------------    -------------
BALANCE AT MARCH 31, 2005              17,510,488         165,751           3,510          95,877             (930)         264,208
COMPREHENSIVE LOSS
  Net loss                                      -               -               -          (1,874)               -           (1,874)
SHARES REPURCHASED (Note 6)               (95,100)           (900)                         (1,039)                           (1,939)
STOCK OPTIONS EXERCISED UNDER
 THE ESOP                                   2,750              52               -               -                -               52
                                    -------------   -------------   -------------   -------------    -------------    -------------
 BALANCE AT JUNE 30, 2005              17,418,138         164,903           3,510          92,964             (930)         260,447
                                    -------------   -------------   -------------   -------------    -------------    -------------
COMPREHENSIVE LOSS
  Net loss                                      -               -               -          (1,023)               -           (1,023)
  Foreign currency translation
   adjustment                                   -               -               -               -             (177)            (177)
                                    -------------   -------------   -------------   -------------    -------------    -------------
TOTAL COMPREHENSIVE LOSS                        -               -               -          (1,023)            (177)          (1,200)
                                    -------------   -------------   -------------   -------------    -------------    -------------
STOCK OPTIONS EXERCISED UNDER
 THE ESOP                                     200               4               -               -                -                4
                                    -------------   -------------   -------------   -------------    -------------    -------------
BALANCE AT SEPTEMBER 30, 2005          17,418,338         164,907           3,510          91,941           (1,107)         259,251
                                    -------------   -------------   -------------   -------------    -------------    -------------
COMPREHENSIVE INCOME
  Net income                                    -               -               -             554                -              554
  Foreign currency translation
    adjustment (Note 1 d)                       -               -               -               -           (1,031)          (1,031)
                                    -------------   -------------   -------------   -------------    -------------    -------------
TOTAL COMPREHENSIVE INCOME (LOSS)               -               -               -             554           (1,031)            (477)
                                    -------------   -------------   -------------   -------------    -------------    -------------
SHARES REPURCHASED (Note 6)                     -               -               -               -                -                -
STOCK OPTIONS EXERCISED UNDER
 THE ESOP (Note 6)                          1,250              27               -               -                -               27
STOCK-BASED COMPENSATION
 EXPENSE (Note 6)                               -               -             488               -                -              488
                                    -------------   -------------   -------------   -------------    -------------    -------------
 BALANCE AT DECEMBER 31, 2005          17,419,588         164,934           3,998          92,495           (2,138)         259,289
                                    -------------   -------------   -------------   -------------    -------------    -------------
COMPREHENSIVE INCOME
  Net income                                    -               -               -           4,935                -            4,935
  Foreign currency translation
   adjustment (Note 1 d)                        -               -               -               -              829              829
                                    -------------   -------------   -------------   -------------    -------------    -------------
TOTAL COMPREHENSIVE INCOME                      -               -               -           4,935              829            5,764
                                    -------------   -------------   -------------   -------------    -------------    -------------
SHARES REPURCHASED (Note 6)               (79,300)           (751)              -          (1,209)               -           (1,960)
STOCK OPTIONS EXERCISED UNDER
 THE ESOP (Note 6)                         59,634           1,266             (40)              -                -            1,226
STOCK-BASED COMPENSATION
 EXPENSE (Note 6)                               -               -             536               -                -              536
                                    -------------   -------------   -------------   -------------    -------------    -------------
BALANCE AT MARCH 31, 2006              17,399,922   $     165,449   $       4,494   $      96,221    $      (1,309)   $     264,855
                                    -------------   -------------   -------------   -------------    -------------    -------------

HUMMINGBIRD  LTD.                                                      U.S. GAAP
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of U.S.$)

                                                                    THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                         MARCH 31                      MARCH 31
                                                                --------------------------    --------------------------
                                                                    2006          2005           2006           2005
                                                                -----------    -----------    -----------    -----------
                                                                (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net income (loss)                                             $     4,935    $    (1,213)   $     5,489    $    (2,942)
  Add (deduct) items not affecting cash:
    Amortization of other intangible assets                           5,445          4,502         11,107          9,418
    Stock-based compensation expense                                    536              -          1,024              -
    Deferred income taxes                                               542         (2,232)        (1,463)        (4,438)
    Depreciation                                                        769            896          1,545          1,763
  Changes in operating assets and liabilities:
    Accounts receivable                                               1,791            (89)        (3,238)        (1,213)
    Unbilled receivables                                               (125)           (44)            (4)           239
    Income taxes recoverable / payable                               (8,481)        (3,786)        (6,274)        (8,082)
    Inventory                                                           265           (124)           297           (101)
    Prepaid expenses                                                   (884)        (2,029)          (227)        (2,071)
    Other receivables                                                   (14)          (823)           241           (840)
    Accounts payable and accrued liabilities                          1,028         (1,815)        (2,978)         4,814
    Deferred revenue                                                  4,830          1,643          6,846          2,305
                                                                -----------    -----------    -----------    -----------
                                                                     10,637         (5,114)        12,365         (1,148)
                                                                -----------    -----------    -----------    -----------
INVESTING ACTIVITIES
    Short-term investments - net matured (purchased)                      -              -              -          4,943
    Decrease in other assets                                           (208)           315             67            384
    Acquisition of subsidiaries (Note 2)                                  -              -              -           (822)
    Additions to fixed assets                                          (586)          (626)        (1,185)          (939)
                                                                -----------    -----------    -----------    -----------
                                                                       (794)          (311)        (1,118)         3,566
                                                                -----------    -----------    -----------    -----------
FINANCING ACTIVITIES
    Repayment of other long-term liabilities                           (881)           (49)          (932)          (108)
    Shares repurchased                                               (1,960)             -         (1,960)             -
    Issuance of shares                                                1,226            392          1,253          1,230
                                                                -----------    -----------    -----------    -----------
                                                                     (1,615)           343         (1,639)         1,122
                                                                -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      8,228         (5,082)         9,608          3,540
FOREIGN EXCHANGE GAIN (LOSS) ON CASH HELD IN FOREIGN CURRENCY           287              -           (307)             -
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                       85,783        134,165         84,997        125,543
                                                                -----------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                        $    94,298    $   129,083    $    94,298    $   129,083
                                                                -----------    -----------    -----------    -----------
NON CASH ITEMS
  Unpaid contingent consideration (Note 2)                                -              -         10,700              -

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                 $         9    $        33    $        14    $        36
  Income taxes paid                                                   5,212          4,961          5,086         10,203
  Interest received                                                     791            601          1,494          1,305

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments. Reference to the Company includes the parent company and all of its subsidiaries.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited condensed consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2005.

         The preparation of these unaudited condensed consolidated financial statements and the accompanying unaudited condensed notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited condensed consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

     c) Change in accounting policy

         The Company accounts for stock-based compensation in accordance with the Statement of Financial Accounting Standards No. 123R, "Accounting for Stock-based Compensation" (SFAS 123R). SFAS 123R received approval in January 2005 and requires the recognition of the fair values of the stock options granted as compensation expense over the vesting period. Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions and, instead, included the required pro forma disclosure as if this method had been applied for options granted.

         Beginning October 1, 2005, the Company adopted the recommendations of SFAS 123R, and has applied the recommendations of this standard using the modified prospective method. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Accordingly, no prior periods were restated or cumulative adjustments recorded upon the adoption of this standard.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

         Had the Company applied the new standard using the modified retrospective method, which permits restatement using amounts previously disclosed under the pro forma provisions of SFAS 123, compensation related to stock options would have impacted the pro forma amounts for the following period as follows:

                                       Three months ended    Six months ended
                                          March 31 2005        March 31 2005
                                       ------------------   ------------------
Net loss - reported                    $           (1,213)  $           (2,942)
Stock-based compensation expense                     (812)              (1,817)
                                       ------------------   ------------------
Net loss - pro forma                   $           (2,025)  $           (4,759)
                                       ==================   ==================
Basic loss per share - reported        $            (0.07)  $            (0.17)
                                       ------------------   ------------------
Diluted loss per share - reported      $            (0.07)  $            (0.17)
                                       ------------------   ------------------
Basic loss per share - pro forma       $            (0.12)  $            (0.27)
                                       ------------------   ------------------
Diluted loss per share - pro forma     $            (0.12)  $            (0.27)
                                       ------------------   ------------------

Refer to Note 6 for additional disclosure on stock-based compensation.

     d) Foreign currency translation

         The functional currency of the parent company and certain of its subsidiaries is the U.S. dollar. For these subsidiaries and the parent company, monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange prevailing at period end while all other balance sheet items are translated at historic rates. Revenue and expense items are translated at the rate of exchange in effect on the transaction dates. Realized and unrealized foreign exchange transaction gains and losses are included in income in the period in which they are measured and have been disclosed in Note 11.

         For subsidiaries that have a functional currency other than the U.S. dollar, all assets and liabilities are translated into U.S. dollars using the exchange rates in effect at period end. Revenue and expense items are translated at exchange rates in effect on the transaction dates. Translation gains and losses resulting from changes in exchange rates are reported in Accumulated Other Comprehensive Loss in shareholders' equity.

         During the quarter ended December 31, 2005, the Company made operational changes to certain of its foreign subsidiaries in Europe and Asia in a response to changes in those markets. Accordingly, the Company assessed the operations of these subsidiaries in an effort to determine whether there had been any changes in their functional currency. Upon this review, it was determined that the functional currency of various subsidiaries had changed to other than the U.S. dollar. Therefore, effective October 1, 2005, these subsidiaries prospectively changed their method of accounting for foreign currency translation.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

2.       ACQUISITIONS

         FISCAL 2006

         There were no significant acquisitions during the three and six months ended March 31, 2006; however, there was contingent consideration recognized with respect to the fiscal 2005 acquisition, as described below.

         FISCAL 2005

         On June 21, 2005, the Company acquired 100% of the issued and outstanding shares of RedDot Solutions AG ("RedDot").

         RedDot, based in Germany with operations in the U.S.A, the United Kingdom, Germany, Australia, Italy and Poland, was a privately held content management software company specializing in delivering content management solutions to mid-size enterprises. The acquisition of RedDot has created a strong foundation for product integration and market development to address the needs of mutual customers of RedDot and the Company.

         Under the terms of the acquisition, the Company paid cash of $47,904 for RedDot. In addition, based upon the financial performance of RedDot for its fiscal year ended December 31, 2005, the Company estimated and recorded contingent consideration of $10,700 in the quarter ended December 31, 2005, which is subject to a final determination by both the Company and RedDot. Based upon this final determination, the actual amount of contingent consideration may be higher than the amount estimated.

         In accordance with SFAS No. 141, the contingent consideration was not recorded in the purchase price as of the date of acquisition because the amount was not determinable beyond reasonable doubt, at that time. Furthermore, following the guidelines specified in Emerging Issues Task Force (EITF) No. 95-8 "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination", this and any future payment made in connection with contingent consideration will be accounted for as goodwill.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

         The following table summarizes the estimated fair value of assets acquired and liabilities assumed:

  Current assets (including cash of $2,401)                            $      6,418
  Fixed assets                                                                  600
  Liabilities                                                                (7,092)
  Deferred income taxes                                                      (8,300)
  Other intangible assets:
    Acquired technology                                                       8,700
    In-process research and development                                       2,850
    Non-competition agreements                                                4,250
    Customer relationships                                                    2,700
    Trademarks                                                                5,100
    Goodwill                                                                 45,949
                                                                       ------------
                                                                       $     61,175
                                                                       ============

Consideration given:
  Initial cash paid                                                    $     47,904
  Estimated contingent consideration                                         10,700
  Transaction costs (gross amount $3,222 less tax benefit of $651)            2,571
                                                                       ------------
                                                                       $     61,175
                                                                       ============

         The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141 and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets and in-process research and development ("IPR&D"), the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value, cash method and market method. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology. For IPR&D, consideration was also given to the projects' stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development and the estimated cost to complete the projects.

         The estimated fair value of acquired in-process research and development of $2,850 from the acquisition of RedDot was expensed upon acquisition, as the technological feasibility of the project had not been achieved and no alternative future uses have been established.

         The other acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

         Acquired technology                                  5 years
         Non-competition agreements                           2 years
         Customer relationships                               5 years
         Trademarks                                           5 years

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

         Goodwill recorded as a result of this transaction will not be amortized, but will be tested annually for impairment as described in the accounting policy section of the notes to the Company's annual financial statements.

         In accordance with EITF No. 95-3, "Recognition of Liabilities in Connection with a Business Combination", the Company recognized liabilities, net of tax benefit, in connection with the acquisition of RedDot. This amount is included in the purchase price and represents severance and related charges and transaction costs, including professional fees. Of the total liabilities recognized in connection with the RedDot acquisition, $2,548 remains accrued as at March 31, 2006.

         Included in transaction costs of $3,222, is an amount of $1,350 included for anticipated restructuring charges related to staff termination costs for RedDot employees worldwide. Amounts paid in respect of transaction costs during the quarter and six months ended March 31, 2006, totaled $27. This restructuring plan is expected to be completed by the end of the current year and the following table provides a continuity of these restructuring costs:

                                                     Employee
                                                       Costs       Other       Total
                                                     ---------   ---------   ---------
Integration costs on RedDot acquisition in 2005      $   1,250   $     100   $   1,350
Amounts paid during fiscal 2005                              -         (33)        (33)
                                                     ---------   ---------   ---------
Balance September 30, 2005                           $   1,250   $      67   $   1,317
Amounts paid during fiscal 2006                              -         (27)        (27)
                                                     ---------   ---------   ---------
Balance March 31, 2006                               $   1,250   $      40   $   1,290
                                                     =========   =========   =========

         The results of operations of RedDot have been included in the Company's financial statements since the date of acquisition.

3.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                  March 31,     September 30,
                                    2006            2005
                               --------------   --------------
Accounts payable - trade       $       11,404   $       10,632
Accrued liabilities:
  Trade                                 6,779            5,283
  Payroll related                       9,040            8,668
  Acquisition related                   2,548            2,753
  Restructuring                           521            5,803
  Other                                   754              833
                               --------------   --------------
                               $       31,046   $       33,972
                               ==============   ==============

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

4.       RESTRUCTURING CHARGES

         During the quarter ended December 31, 2004, the Company undertook a thorough review of its global operations and, in particular, considered areas where there was an overlap in its operations due to recent acquisitions. In its review, the Company considered the changing market conditions, which have impacted sales and profitability since these acquisitions were made in 2003. Pursuant to this review, it was determined that a restructuring ("First Plan") was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $159, relating to 1 terminated employee, were recognized during the quarter ended March 31, 2006 ($8,832 relating to 37 terminated employees during the year ended September 30, 2005 and $3,485 relating to 8 terminated employees during the quarter ended March 31, 2005). A significant portion of the restructuring charge relates to a small group of employees. There will be no further terminations under the First Plan, however amounts will be paid against the balance outstanding.

         Later in fiscal 2005, as part of the continuous review of its global operations, the Company believed that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring ("Second Plan") was required. As a result, restructuring charges of $420, relating to 8 terminated employees, were recognized during the quarter ended March 31, 2006 ($1,199 relating to 45 terminated employees during the year ended September 30, 2005 and $nil during the quarter ended March 31, 2005). The Second Plan is expected to be completed by June 30, 2006.

         Restructuring costs recognized but remaining to be paid from the First Plan as at March 31, 2006 are as follows:

                                                                   Total
                                                               ------------
Restructuring charge - First Plan                              $      8,832
  Amounts paid during fiscal 2005                                    (3,262)
                                                               ------------
Balance outstanding - September 30, 2005                              5,570
  Restructuring charge                                                  549
  Adjustment                                                           (431)
  Amounts paid during the quarter ended December 31, 2005            (5,334)
                                                               ------------
Balance outstanding - December 31, 2005                                 354
  Restructuring charge                                                  159
  Amounts paid during the quarter ended March 31, 2006                 (265)
                                                               ------------
Balance outstanding - March 31, 2006                           $        248
                                                               ============

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

Restructuring costs recognized but remaining to be paid from the Second Plan as at March 31, 2006 are as follows:

                                                                   Total
                                                               ------------
Restructuring charge - Second Plan                             $      1,199
  Amounts paid during fiscal 2005                                      (966)
                                                               ------------
Balance outstanding - September 30, 2005                                233
  Restructuring charge                                                1,274
  Amounts paid during the quarter ended December 31, 2005              (701)
                                                               ------------
Balance outstanding - December 31, 2005                                 806
  Restructuring charge                                                  420
  Amounts paid during the quarter ended March 31, 2006                 (953)
                                                               ------------
Balance outstanding - March 31, 2006                           $        273
                                                               ============

5.       OTHER CHARGES

         The Company recorded the following other charges of $114 during the quarter ended March 31, 2006 and $347 for the six months ended March 31, 2006 ($nil during the quarter ended March 31, 2005 and $5,340 for the six months ended March 31, 2005):

         a) Corporate charges relating to acquisition and other development initiatives of $96 for the quarter and $187 for the six months ended March 31, 2006 ($nil during the quarter ended March 31, 2005 and $730 for the six months ended March 31, 2005).

         b) Other costs relating to the write down of furniture and fixtures, and laboratory equipment of $18 for the quarter ended March 31, 2006 and $160 for the six months ended March 31, 2006 ($nil during the quarter ended March 31, 2005 and $496 for the six months ended March 31, 2005).

         During the six months ended March 31 2005, there were retiring allowances and special payments, including social charges, provided to certain senior management of $4,114. There were no charges of this nature during the current six month period.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

6.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Shares Issued

         During the quarter ended March 31, 2006, the Company issued 59,634 common shares pursuant to the Employee Stock Option Plan for cash proceeds of $1,226 (quarter ended March 31, 2005 - 20,040 for $392). The stock-based compensation expense previously recognized relating to these options was $40 (quarter ended March 31, 2005 - nil).

         For the six months ended March 31, 2006, the Company issued 60,884 common shares pursuant to the Employee Stock Option Plan for cash proceeds of $1,253 (six months ended March 31, 2005 - 62,209 for $1,230). The stock-based compensation expense previously recognized relating to these options was $40 (six months ended March 31, 2005 - nil).

         Share Repurchase Program

         On December 8, 2005, the Company announced that it had received approval to commence a normal course issuer bid (the "2006 Bid") for up to 1,500,000 of its common shares. The 2006 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site, and all shares purchased under the 2006 Bid will be cancelled. The 2006 Bid commenced on December 13, 2005, and will terminate on the earlier of December 12, 2006, or the date on which a total of 1,500,000 common shares have been repurchased pursuant to its terms.

         During the quarter and six months ended March 31, 2006 the Company repurchased and cancelled 79,300 shares at an average price of $24.70 per share for a total consideration of $1,960, which has been applied to reduce share capital and retained earnings by $751 and $1,209, respectively.

         On November 22, 2004, the Company received approval to commence a normal course issuer bid (the "2005 Bid") for up to 1,500,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2005 Bid commenced on November 24, 2004, and was to terminate on the earlier of November 23, 2005, or the date on which a total of 1,500,000 common shares had been repurchased pursuant to the 2005 Bid. The 2005 Bid terminated on November 23, 2005 and the total number of shares repurchased and subsequently cancelled was 95,100.

         During the quarter and six months ended March 31, 2005, the Company did not repurchase any shares.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

         Employee Stock Option Plan

         The Company's current stock option plan, the 1996 Employee Stock Option Plan ("1996 ESOP"), has been in effect since January 1996 and was approved by the Shareholders at the Company's annual and special meeting on March 19, 1996 (amended March 25, 1997 and further amended effective May 14, 1999, September 1999, March 23, 2000, and March 23,
         2001). Under the 1996 ESOP, the Company has, pursuant to Shareholders' approval, progressively increased the number of shares available for issue under the ESOP. At March 31, 2006, 5,286,596 common shares were reserved for issuance under the ESOP.

         One third of such options become exercisable on each of the three anniversaries after the respective dates of grant. Options are exercisable for six years after their date of grant. Over the past several years, the Company has experienced annual options exercises of no more than 120,000 shares, and estimates no more than this level for the balance of the current fiscal year.

         The following table is a summary of stock options granted, exercised and cancelled since September 30, 2004:

                                             Number          Range of Exercise     Weighted Average
                                           of Options            Prices *          Exercise Price *
                                         ---------------   --------------------   ------------------
Outstanding as at September 30, 2004           2,639,241    $ 19.71 - $ 59.77     $            32.85
  Granted                                         96,000      22.80 -   26.91                  24.81
  Exercised                                      (65,159)     19.71 -   23.05                  20.16
  Cancelled                                     (443,604)     19.71 -   59.77                  33.53
                                         ---------------   --------------------   ------------------
Outstanding as at September 30, 2005           2,226,478      20.14 -   59.77                  32.61
  Granted                                        157,000      21.72 -   22.45                  22.42
  Exercised                                      (60,884)     20.77 -   23.05                  20.20
  Cancelled                                     (475,480)     20.77 -   59.77                  36.00
                                         ---------------   --------------------   ------------------
Outstanding as at March  31, 2006              1,847,114    $ 20.14 - $ 59.77     $            31.28
                                         ===============   ====================   ==================

The following stock options have been granted and remain outstanding at March 31, 2006:

                               Options Outstanding                                             Options Exercisable
----------------------------------------------------------------------------------   ---------------------------------------
                                                 Weighted             Weighted                                  Weighted
                                                 Average              Average                                   Average
     Range of                Number              Exercise          Remaining Life           Number              Exercise
 Exercise Prices *        of Options             Price*              in Years            of Options             Price*
-------------------   ------------------   ------------------   ------------------   ------------------   ------------------
$  20.14 - $ 24.50               988,914   $            22.46                  3.0              678,025   $            22.11
   25.54 -   29.35               445,850                27.07                  3.4              290,850                25.80
   41.17 -   41.56                59,900                41.34                  0.6               59,900                41.34
   50.13 -   59.77               352,450                59.65                  0.1              352,450                59.65
                      ------------------   ------------------   ------------------   ------------------   ------------------
                               1,847,114   $            31.28                  2.5            1,381,225   $            33.30
                      ==================   ==================   ==================   ==================   ==================

* The exercise price is based on the closing sale price as per the Toronto Stock Exchange, which is in Canadian dollars. This value has been converted to U.S. dollars based on the exchange rate on March 31, 2006.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

         Stock-based compensation and other stock-based payments

         The Company accounts for stock-based compensation in accordance with the SFAS 123R. For the three and six months ended March 31, 2006, the Company expensed $536 and $1,024, respectively, related to stock options granted to employees. This amount has been allocated to general and administration expenses based on the approximate employee ownership of the stock options used in the expense calculation. During the three and six months ended March 31, 2005, there were no amounts recognized for stock-based compensation expense.

         The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The Company estimates expected volatility based upon historical data, and expected option life based upon historical data and other information. The options granted to employees have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The Company uses the Black-Scholes option-pricing model, with the following weighted average assumptions, to measure the fair value of stock options issued during the period, which is allocated to compensation expense on a straight-line basis over the vesting period of the award:

                                       Three months ended          Six months ended
                                            March 31                  March 31
                                     -----------------------   -----------------------
                                        2006         2005         2006         2005
                                     ----------   ----------   ----------   ----------
Expected dividend                                        0.0%         0.0%         0.0%
Expected volatility                        36.7%        38.3%        36.0%        41.6%
Risk-free interest rate                     4.0%         4.0%         4.0%         4.0%
Expected option life in years                 5            4            5            4
Weighted average stock option
 fair value per option granted       $     8.78   $     9.08   $     8.67   $     9.29
                                     ==========   ==========   ==========   ==========

7.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not, and applied to reduce income tax expense.

         Under generally accepted accounting principles, when changes are made to the enacted tax rates, the amount of deferred taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

8.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three and six months ended March 31, 2006 and 2005:

                                                            Three months  ended        Six months ended
                                                                 March 31                  March 31
                                                          -----------------------   -----------------------
(thousands of shares)                                         2006         2005         2006         2005
-------------------------------------------------------   ----------   ----------   ----------   ----------
Weighted average number of shares outstanding                 17,414       17,500       17,417       17,482
Net effect of dilutive stock options                               -            -            3            -
                                                          ----------   ----------   ----------   ----------
Weighted average number of diluted shares outstanding         17,414       17,500       17,420       17,482
                                                          ==========   ==========   ==========   ==========

         For the quarter ended March 31, 2006 and 2005, the impact of all outstanding options to purchase shares were excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

         For the six months ended March 31, 2006, there were 1,543,668 options (all outstanding options for the six months ended March 31, 2005) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

9.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment
         - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise, and, (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of the Company's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.

Sales by product line

                                Three months  ended        Six months ended
                                     March 31                  March 31
                              -----------------------   -----------------------
                                 2006         2005         2006         2005
                              ----------   ----------   ----------   ----------
Hummingbird Connectivity      $   17,517   $   16,086   $   34,308   $   33,353
Hummingbird Enterprise            46,685       38,170       91,982       74,803
                              ----------   ----------   ----------   ----------
                              $   64,202   $   54,256   $  126,290   $  108,156
                              ==========   ==========   ==========   ==========

Sales by country/region of origin

                            Three months  ended        Six months ended
                                 March 31                  March 31
                          -----------------------   -----------------------
                             2006         2005         2006         2005
                          ----------   ----------   ----------   ----------
U.S.A.                    $   30,276   $   24,941   $   58,926   $   50,323
Rest of Europe                14,684       13,382       33,712       28,390
U.K.                          10,279        9,355       18,295       17,409
Canada                         5,046        4,437        9,402        8,561
Asia Pacific                   3,917        2,141        5,955        3,473
                          ----------   ----------   ----------   ----------
                          $   64,202   $   54,256   $  126,290   $  108,156
                          ==========   ==========   ==========   ==========

Geographical distribution of sales by customer location

                            Three months  ended        Six months ended
                                 March 31                  March 31
                          -----------------------   -----------------------
                             2006         2005         2006         2005
                          ----------   ----------   ----------   ----------
U.S.A.                    $   29,863   $   24,719   $   58,278   $   49,868
Rest of Europe                14,110       12,949       32,298       27,138
U.K.                          10,850        9,787       19,569       18,660
Canada                         3,923        3,254        7,189        6,196
Others                         5,456        3,547        8,956        6,294
                          ----------   ----------   ----------   ----------
                          $   64,202   $   54,256   $  126,290   $  108,156
                          ==========   ==========   ==========   ==========

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

         Long-lived assets by country/region of origin

                              March 31,     September 30,
                                2006             2005
                           --------------   --------------
Fixed and other assets
  Canada                   $        8,508   $        8,558
  Rest of Europe                    2,239            2,412
  U.S.A                               960            1,366
  U.K                                 880              970
  Asia Pacific                        588              346
                           --------------   --------------
                                   13,175           13,652
Intangibles                       203,543          204,002
                           --------------   --------------
                           $      216,718   $      217,654
                           ==============   ==============

It is not practicable to allocate intangibles by country of origin.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

10.      GUARANTEES AND CONTINGENCIES

         Product Warranties and Indemnities

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty, and as such there is no warranty provision recorded in these consolidated financial statements.

         The Company's software license agreements generally include certain provisions for indemnifying customers against liabilities if the Company's software products infringe a third party's intellectual property rights. Furthermore, certain of the Company's software license agreements also include provisions indemnifying customers against liabilities in the event the Company breaches confidentiality. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in these consolidated financial statements.

         Contingent Payments

         During fiscal 2005, the Company acquired RedDot (Note 2) and under the terms of the agreement, will be required to make a contingent payment which has been estimated at $10,700; however, the actual amount may be higher.

         Letters of Credit and Guarantees

         As of March 31, 2006, the Company had various letters of credit and guarantees outstanding relating to leased premises and customer contracts, and had unused lines of credit, that total approximately $1,000.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

         Other Contingencies

         The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.

11.      FINANCIAL INSTRUMENTS

         Off-balance sheet risk

         The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may, from time to time, enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at March 31, 2006 and 2005, the Company had no foreign exchange contracts outstanding. For the three and six months ended March 31, 2006, the Company had a net foreign exchange gain of $353 and $32, respectively (three and six months ended March 31, 2005 - net foreign exchange loss of $1,739 and a net foreign exchange gain of $2,325, respectively). These amounts have been recorded as adjustments to sales and marketing expenses.

         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations placed on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at March 31, 2006 were invested in high quality money market instruments purchased through major banks and financial institutions.

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, accounts receivable, other long-term debt, other liabilities, accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

12.      RECENT ACCOUNTING PRONOUNCEMENTS

         Inventory Costs - SFAS No. 151

         In December 2004, the FASB issued SFAS No. 151, which clarifies the accounting for unusual costs and the allocation of fixed production costs. For the Company, SFAS No. 151 was effective on October 1, 2005. This adoption of this standard did not have a material impact on the consolidated financial statements.

         Accounting Changes and Error Corrections - SFAS No. 154

         In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS No.154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 also requires certain disclosures for restatements due to corrections of an error. For the Company, SFAS No. 154 will be effective for accounting changes and corrections of errors made in its fiscal year beginning on October 1, 2006. The impact that the adoption of SFAS No. 154 will have on the Company's consolidated financial statements will depend on the nature of future accounting changes adopted by the Company and the nature of transitional guidance provided in future accounting pronouncements by the FASB.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

13. DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP)

         These interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The Company is also a reporting issuer in each of the provinces and territories of Canada. According to new Canadian securities regulations, issuers that are required to file reports with the U.S. Securities and Exchange Commission (SEC) can satisfy their Canadian continuous disclosure compliance requirements by using financial statements prepared in accordance with U.S. GAAP, provided that a reconciliation between U.S. GAAP and Canadian GAAP is included in the notes to the financial statements. The significant differences between U.S. GAAP and Canadian GAAP, and their effect on the interim unaudited condensed consolidated financial statements of the Company, are described below:

CONDENSED BALANCE SHEETS

                                          MARCH  31, 2006                                   September 30, 2005
                         -------------------------------------------------   -------------------------------------------------
                           U.S. GAAP       ADJUSTMENTS      CANADIAN GAAP      U.S. GAAP       Adjustments      Canadian GAAP
                         --------------   --------------    --------------   --------------   --------------    --------------
ASSETS

Current assets           $      182,648   $            -    $      182,648   $      160,976   $            -    $      160,976
Other assets                      2,009                -             2,009            2,068                -             2,068
Fixed assets                     11,166                -            11,166           11,584                -            11,584
Intangibles (a, d)              203,543          (20,911)          182,632          204,002          (19,193)          184,809
                         --------------   --------------    --------------   --------------   --------------    --------------
Total Assets             $      399,366   $      (20,911)   $      378,455   $      378,630   $      (19,193)   $      359,437
                         --------------   --------------    --------------   --------------   --------------    --------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities(b)    $     122,400   $            -    $      122,400   $      109,004   $            -    $      109,004
Deferred income
 taxes (b)                       12,092            2,356            14,448           10,308            2,887            13,195
Other long-term
 liabilities                         19                -                19               67                -                67
                         --------------   --------------    --------------   --------------   --------------    --------------
Total liabilities               134,511            2,356           136,867          119,379            2,887           122,266
Total shareholders'
 equity (a, b, c, d)            264,855          (23,267)          241,588          259,251          (22,080)          237,171
                         --------------   --------------    --------------   --------------   --------------    --------------
Total liabilities and
 shareholders' equity    $      399,366   $      (20,911)   $      378,455   $      378,630   $      (19,193)   $      359,437
                         --------------   --------------    --------------   --------------   --------------    --------------

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

         RECONCILIATION OF NET INCOME (LOSS)

                                                             THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                       -------------------------------   -------------------------------
                                                          MARCH 31,        March 31,        MARCH 31,        March 31,
                                                            2006             2005             2006             2005
                                                       --------------   --------------   --------------   --------------
Net income (loss), U.S. GAAP                           $        4,935   $       (1,213)  $        5,489   $       (2,942)
  Amortization of intangibles (a, d)                             (746)            (788)          (1,648)          (1,577)
  Income taxes (b)                                                220              263              505              529
  Stock based compensation expense (c)                              -             (812)               -           (1,817)
                                                       --------------   --------------   --------------   --------------
Net income (loss), Canadian GAAP                       $        4,409   $       (2,550)  $        4,346   $       (5,807)
                                                       ==============   ==============   ==============   ==============
Basic earnings (loss) per share, Canadian GAAP         $         0.25   $        (0.15)  $         0.25   $        (0.33)
                                                       ==============   ==============   ==============   ==============
Diluted earnings (loss) per share, Canadian GAAP       $         0.25   $        (0.15)  $         0.25   $        (0.33)
                                                       ==============   ==============   ==============   ==============

         CONSOLIDATED STATEMENTS OF CASH FLOWS

         There are no significant differences with respect to the consolidated statements of cash flows between U.S. GAAP and Canadian GAAP.

         EXPLANATION OF U.S. GAAP AND CANADIAN GAAP DIFFERENCES

         A description of differences between U.S. GAAP and Canadian GAAP, in terms of the impact on the Company's consolidated financial statements, is presented below.

     a.  Acquired in-process research and development

         In accordance with Canadian GAAP, it is the Company's policy to capitalize the amounts representing the fair value of acquired in-process research and development and amortize such amounts over their estimated useful lives of 2 to 8 years. Under U.S. GAAP, acquired in-process research and development is expensed, net of the benefit of tax loss carry forwards, at the time of the original accounting for the acquisition. For the six months ended March 31, 2006 and 2005, there was no acquired in-process research and development to expense under U.S. GAAP.

         This difference in the accounting treatment also results in a different amortization charge to the consolidated statements of operations, and accordingly the carrying amount of intangibles on the consolidated balance sheets. For the three and six months ended March 31, 2006 amortization of acquired in-process research and development charged to the consolidated statements of operations under Canadian GAAP was $746 and $1,648, respectively ($788 and $1,577 for the three and six months ended March 31, 2005).

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

     b. Deferred income taxes related to acquired in-process research and development

         There is a difference in income tax expense and deferred income taxes relating to the different accounting treatment under U.S. GAAP and Canadian GAAP of acquired in-process research and development as discussed above in (a) "Acquired in-process research and development". The capitalization of acquired in-process research and development creates an additional deferred income tax liability under Canadian GAAP. The periodic amortization of the acquired in-process research and development decreases the income tax provision under Canadian GAAP. For the three months ended March 31, 2006 under Canadian GAAP, the impact of the amortization of the acquired in-process research and development was to increase income tax recovery by $220 ($263 for the three months ended March 31, 2005). For the six months ended March 31, 2006, under Canadian GAAP, the impact of the amortization of acquired in-process research and development was to decrease income tax expense by $505 (six months ended March 31, 2005 - decrease income tax expense by $529).

     c.  Stock-based compensation

         Under Canadian GAAP, the Company accounts for stock-based compensation in accordance with the Canadian Institute of Chartered Accountants
         (CICA) Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Section 3870 was revised in September 2003 and requires that all stock-based awards made to employees, consultants or directors be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. Previously the standard encouraged the use of a fair value based method for all awards granted to employees, but only required the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that called for settlement in cash or other assets.

         Beginning October 1, 2004, the Company adopted this new recommendation retroactively with restatement of prior periods for Canadian GAAP purposes. For the three and six months ended March 31, 2005, the Company expensed $812 and $1,817, respectively under Canadian GAAP, representing the amortization of a portion of the fair value of stock options granted to employees.

         Beginning October 1, 2005, the Company adopted SFAS No. 123R which essentially conforms the accounting treatment under U.S. GAAP with the accounting treatment under Canadian GAAP for stock option grants, but some differences may remain. For the three and six months ended March 31, 2006, the Company expensed $536 and $1,024, respectively under Canadian GAAP and U.S. GAAP, representing the amortization of a portion of the fair value of stock options granted to employees.

                                                                       U.S. GAAP
HUMMINGBIRD LTD.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED MARCH 31, 2006
(amounts in thousands of U.S. dollars, except share data)

     d.  Business combinations

         During January 1998, the Company acquired Andyne Computing Limited ("Andyne"). Under U.S. GAAP, this acquisition was accounted for under the pooling of interests method and, accordingly, the Company's consolidated financial statements for all periods prior to the acquisition were restated to include the financial statements of Andyne. Under Canadian GAAP, this acquisition was accounted for by the purchase method and therefore the purchase consideration of $48,555, representing the fair value of 1,520,406 common shares of the Company issued in connection with this transaction, was recorded in the Company's share capital.

         In addition, at the beginning of fiscal 2001, in accordance with CICA Handbook Section 3465 "Income Taxes", the Company adopted the liability method of tax allocation for accounting for income taxes. Up until the end of fiscal 2000, the Company followed the deferred method of tax allocation in accounting for income taxes under Canadian GAAP. The Company adopted the liability method retroactively, but for those business combinations that occurred prior to the adoption of this section, the Company concluded that a determination of the related adjustment to the assets and liabilities acquired was impractical. Consequently, none of those assets or liabilities were adjusted, and the cumulative effect of the adoption was to decrease retained earnings and increase deferred income taxes by $48,225. Under U.S. GAAP, the Company had initially recorded deferred income taxes relating to these acquisitions as an increase to intangible assets.

     e.  Investment tax credits

         Under Canadian GAAP, investment tax credits are deducted from research and development expense, whereas, under U.S. GAAP, these amounts are deducted from the income tax expense. For the three months ended March 31, 2006, this difference resulted in an increase in income before taxes of $600 with a corresponding increase in the income tax expense under Canadian GAAP (three months ended March 31, 2005 - decrease in loss before income taxes of $600 with a corresponding decrease in the income tax recovery). For the six months ended March 31, 2006, this difference resulted in an increase in income before taxes of $1,200 with a corresponding increase in the income tax expense under Canadian GAAP (six months ended March 31, 2005 - decrease in loss before income taxes of $1,125 with a corresponding decrease in the income tax recovery). This offsetting treatment of investment tax credits did not result in any differences in net loss for the three and six months ended March 31, 2006 and 2005.

                                                                      DOCUMENT 3

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Management's Discussion and Analysis of Financial
Condition and Results of Operations ("MD&A")

HUMMINGBIRD LTD.

Quarter and six months ended March 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS ("MD&A")

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the various Securities Commissions and similar regulatory authorities in Canada.

OVERVIEW

This MD&A is dated May 9, 2006 and should be read in conjunction with the Company's September 30, 2005 annual audited consolidated financial statements and notes thereto, and the March 31, 2006 interim unaudited condensed consolidated financial statements and notes. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with U.S. generally accepted accounting principles or "U.S. GAAP" (collectively, "Consolidated Financial Statements"). As required by Canadian Securities Administrators, a reconciliation of the Consolidated Financial Statements, prepared under U.S. GAAP to Canadian generally accepted accounting principles ("Canadian GAAP") is included in Note 17 to the Consolidated Financial Statements, and in Note 13 to the interim unaudited condensed consolidated financial statements and notes. The Consolidated Financial Statements are included in the Annual Report to Shareholders. Information relating to the Company, including its most recent annual information form, is available on SEDAR at www.sedar.com.

The financial information in this MD&A has been prepared in accordance with U.S. GAAP, unless otherwise specified. Unless otherwise indicated, all dollar amounts in this MD&A are in U.S. dollars.

The Company is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management ("ECM") solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise, the flagship product, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to access, manage, share, find and analyze data, and efficiently manage all content for a single point of access and administration. The Company's solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance and risk management. Hummingbird's ECM solution is rooted in document management, offering complete capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others. The Company's host access product suite includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments. Hummingbird's products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

ACQUISITION HISTORY

FISCAL 2006

The Company had no significant acquisitions during the three and six month periods ended March 31, 2006; however, there was contingent consideration recognized with respect to the fiscal 2005 acquisition, as described below.

FISCAL 2005

On June 21, 2005, the Company acquired 100% of the issued and outstanding shares of RedDot Solutions AG ("RedDot").

RedDot, based in Germany, was a privately held content management software company specializing in delivering simple-to-install and easy-to-use content management solutions to mid-size enterprises. RedDot's solutions create and manage the content that drives business. RedDot had over 1,300 clients globally with operations in the U.S.A, the United Kingdom, Germany, Australia, Italy and Poland.

The Company paid $47.9 million as cash consideration for RedDot. In addition, based upon the financial performance of RedDot for their fiscal year ended December 31, 2005, the Company estimated and recorded contingent consideration of $10.7 million in the quarter ended December 31, 2005. This amount is subject to a final determination by both the Company and RedDot, and was accounted for as an addition to goodwill. Based upon this final determination, the actual amount of contingent consideration may be higher than the amount estimated. Any additional payment based upon completion of the final determination will also be accounted for as goodwill.

In accordance with Emerging Issues Task Force (EITF) No. 95-3, "Recognition of Liabilities in Connection with a Business Combination", the Company recorded $2.6 million ($3.2 million less tax benefit of $0.6 million) in the purchase price of the RedDot acquisition as transaction costs. This amount represents severance and related charges and transaction costs including professional fees. Included in the total amount is a restructuring accrual for $1.4 million which relates to staff termination costs for RedDot employees worldwide. It is expected that this restructuring plan will be completed by the end of the current fiscal year. Of the total liabilities accrued in connection with the RedDot's acquisition, $2.5 million remains accrued as at March 31, 2006.

Intangible assets of $66.7 million, including goodwill of $45.9 million, were recorded as the fair value of assets and liabilities acquired. In addition to this, a fair value of acquired in-process research and development of $2.8 million was written off at the time of the original accounting for the acquisition.

During the fiscal year 2005, the Company paid the final contingent consideration of $0.8 million to the former shareholders of Legal Key Technologies, Inc. ("LegalKEY"), which was accounted for as an addition to goodwill, and paid $11.2 million to the former shareholders of Valid Information Systems Limited ("Valid"). Of this $11.2 million, $9.0 million was accounted for as an addition to goodwill and the balance of $2.2 million was treated as compensation expense and recorded in other charges. LegalKEY and Valid were acquisitions in fiscal 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The Company ceased to prepare its financial statements in accordance with Canadian GAAP commencing with the September 30, 2005 annual audited consolidated financial statements, as permitted by Canadian Securities Administrators. The preparation of the financial statements in accordance with U.S. GAAP requires management to make certain estimates, judgments and assumptions. Management continually evaluates these estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to management at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company's consolidated financial statements will be affected. The accounting policies that reflect management's more significant estimates, judgments and assumptions and which management believes are the most critical to aid in fully understanding and evaluating the reported financial results include the following:

REVENUE RECOGNITION

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 104, "Revenue Recognition in Financial Statements." Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders, contracts or other documentary evidence, provided that collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. The amount of revenue allocated to this undelivered service is based on the vendor-specific objective evidence of its fair value using the residual method. Under the residual method, the total fair value of the undelivered service, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total contract fee and the amount recorded as unearned for the undelivered service is recognized as revenue related to delivered elements of the contract. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired reflecting the inability of its customers to make required payments. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts recorded.

GOODWILL

The Company follows the United States Financial Accounting Standard Board ("FASB"), Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of the acquisition. The results of operations are included in our financial statements subsequent to the dates of acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Goodwill recorded on acquisition is not amortized, but is instead subject to an annual impairment test of all recorded goodwill. This annual test is a two-step process; the first step will test the goodwill for impairment and the second step, if required, will measure the impairment. The test is performed on August 1 of each year, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Company as a whole is considered one reporting unit. The first step of the test compares the fair value of the net assets to the carrying value, using various methods and indicators. One of the tests used is to compare the fair value of the outstanding shares on the NASDAQ National Market Site to the carrying value of the Company's net assets, since quoted market prices in active markets are considered to be the best evidence of fair value. If the carrying value exceeds the fair value, the second step would be performed to compare the implied fair value of the goodwill, which is the excess fair value over the fair value assigned to other assets and liabilities, to the carrying amount of goodwill. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized.

The Company tests for impairment of goodwill on an annual basis as of August 1 and at any other time if events occur or circumstances changes that would indicate that it is more likely than not that the fair value of goodwill is less than its carrying amount. For fiscal years 2005 and 2004, the Company determined there was no impairment of the recorded goodwill.

INCOME TAXES

The Company calculates its provision for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates.

In establishing the appropriate income tax valuation allowances, the Company assesses the reliability of its net deferred tax assets quarterly and, based on all available evidence, both positive and negative, determines whether it is more likely than not that the net deferred tax assets, or a portion, thereof will be realized.

FOREIGN CURRENCY TRANSLATION

The functional currency of the parent company and certain of its subsidiaries is the U.S. dollar. For these subsidiaries and the parent company, monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange prevailing at period end while all other balance sheet items are translated at historic rates. Revenue and expense items are translated at the rate of exchange in effect on the transaction dates. Realized and unrealized foreign exchange transaction gains and losses are included in income in the period in which they are measured and have been disclosed in Note 11 to the interim unaudited condensed consolidated financial statements and notes.

For subsidiaries that have a functional currency other than the U.S. dollar, all assets and liabilities are translated into U.S. dollars using the exchange rates in effect at period end. Revenue and expense items are translated at exchange rates in effect on the transaction dates. Translation gains and losses resulting from changes in exchange rates are reported in Accumulated Other Comprehensive Loss in shareholders' equity.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

During the quarter ended December 31, 2005, the Company made operational changes to certain of its foreign subsidiaries in Europe and Asia in a response to changes in those markets. Accordingly, the Company assessed the operations of these subsidiaries in an effort to determine whether there had been any changes in their functional currency. Upon this review, it was determined that the functional currency of various subsidiaries had changed to other than the U.S dollar. Therefore, effective October 1, 2005, these subsidiaries prospectively changed their method of accounting for foreign currency translation. For the six months ended March 31, 2006, the Company realized a total net foreign exchange gain of $0.2 million, which was recorded in Accumulated Other Comprehensive Income in shareholders' equity. For the six months ended March 31, 2005, the Company realized a net foreign exchange gain of $2.3 million that was recorded as a reduction of sales and marketing, cost of sales, research and development and general and administrative expenses in the statement of operations.

CHANGES IN ACCOUNTING POLICY

Beginning October 1, 2005, the Company adopted the recommendations of SFAS 123R, and has applied the recommendations of this standard using the modified prospective method. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Accordingly, no prior periods were restated or cumulative adjustments recorded upon the adoption of this standard.

Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions and, instead, included the required pro forma disclosure as if this method had been applied for options granted. During the six months ended March 31, 2005, there were no amounts recognized for stock-based compensation expense.

There were no changes in accounting policies during the year ended September 30, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

RESULTS OF OPERATIONS

                                                QUARTER ENDED                 QUARTER ENDED           % CHANGE
                                               MARCH 31, 2006                MARCH 31, 2005          FROM FISCAL
                                         ------------------------------------------------------------------------
                                                                                          % of         to 2005
(U.S. dollars in thousands, unaudited)      ACTUAL       % OF SALES       Actual          Sales          2006
--------------------------------------   ------------   ------------   ------------   ------------   ------------
Sales                                    $     64,202            100%  $     54,256            100%          18.3%
Cost of sales                                   8,120           12.6%         6,450           11.9%          25.9%
                                         ------------   ------------   ------------   ------------   ------------
Gross profit                                   56,082         87.4 %         47,806           88.1%          17.3%
                                         ------------   ------------   ------------   ------------   ------------
Expenses
  Sales and marketing                          29,115           45.3%        25,223           46.5%          15.4%
  Research and development                     11,764           18.3%        11,695           21.6%           0.6%
  General and administration                    7,699           12.0%         5,826           10.7%          32.1%
  Restructuring charges                           579            1.0%         3,485            6.4%         (83.4)%
  Other charges                                   114            0.1%             -             -%          100.0%
  Amortization of intangibles                   5,445            8.6%         4,502            8.3%          20.9%
                                         ------------   ------------   ------------   ------------   ------------
Total expenses                                 54,716           85.3%        50,731           93.5%           7.9%
                                         ------------   ------------   ------------   ------------   ------------
Operating income (loss)                         1,366            2.1%        (2,925)          (5.4)%        146.7%
Interest and other income, net                    886            1.4%           655            1.2%          35.3%
                                         ------------   ------------   ------------   ------------   ------------
Income (loss) before income taxes               2,252            3.5%        (2,270)          (4.2)%        199.2%
Income tax recovery                            (2,683)          (4.2)%       (1,057)          (2.0)%       (113.3)%
                                         ------------   ------------   ------------   ------------   ------------
Net income (loss)                        $      4,935            7.7%  $     (1,213)          (2.2)%        274.0%
                                         ============   ============   ============   ============   ============
Basic earnings (loss) per share          $       0.28                  $     (0. 07)                        171.4%
                                         ============                  ============                  ============
Diluted earnings (loss) per share        $       0.28                  $      (0.07)                        171.4%
                                         ============                  ============                  ============

THREE MONTHS ENDED MARCH 31, 2006 COMPARED WITH THREE MONTHS ENDED
MARCH 31, 2005

RESULTS OF OPERATIONS

Sales for the quarter ended March 31 2006 were $64.2 million, representing an 18.3% increase from $54.3 million for the quarter ended March 31, 2005. Income before income taxes was $2.3 million for the current quarter, compared to a loss before income taxes of $2.3 million in the same quarter of last fiscal year. Net income for the quarter ended March 31, 2006 was $4.9 million, compared to net loss of $1.2 million in the second quarter of the last fiscal year. Basic and diluted earnings per share were $0.28 for the current quarter compared to basic and diluted loss per share of $0.07 in the same quarter of the last fiscal year.

SALES

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, web content management, collaboration, data integration and business intelligence software.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Sales from the Company's two product families were:

                                           QUARTER ENDED    QUARTER ENDED       % CHANGE
(U.S. dollars in millions, unaudited)      MARCH 31, 2006   MARCH 31, 2005      FROM 2005
----------------------------------------   --------------   --------------   --------------
Hummingbird Connectivity                   $         17.5   $         16.1              8.9%
                                           --------------   --------------   --------------
Hummingbird Enterprise                     $         46.7   $         38.2             22.3%
                                           --------------   --------------   --------------
                                           $         64.2   $         54.3             18.3%
                                           ==============   ==============   ==============

Sales of the Company's Hummingbird Enterprise product family were $46.7 million versus $38.2 million in the second quarter of the previous year. Hummingbird Connectivity sales for the current quarter were $17.5 million compared to $16.1 million in the same quarter of last year.

The increase in Hummingbird Enterprise sales was mainly due to the inclusion of RedDot revenue, a strong selling effort to both new and existing customers, and further market recognition of the product. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from the Hummingbird Enterprise product family to continue to increase as a percentage of the Company's total revenue. Sales from Hummingbird Connectivity were up from the comparable quarter of the previous year. Hummingbird Connectivity is a mature product and the customer base for this product family is established.

COST OF SALES

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Costs of sales increased by $1.6 million or 25.9% to $8.1 million from $6.5 million in the second quarter of last fiscal year. The majority of this increase is mainly due to the inclusion of RedDot's cost of sales and in part to higher costs of travel and subcontracting for services. As a percentage of sales, the current quarter's cost of sales were 12.6% compared to 11.9% in the quarter ended March 31, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

GROSS PROFIT

Gross profit increased by 17.3% or $8.3 million to $56.1 million in the current quarter compared to $47.8 million in the same period last year. This increase was predominantly due to the higher level of sales. Gross profit in the current quarter at 87.4% of sales was comparable to the 88.1% for the quarter ended March 31, 2005.

SALES AND MARKETING EXPENSES

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $29.1 million from $25.2 million mainly due to the inclusion of RedDot's expense, higher sales compensation and related marketing costs, offset by the foreign exchange translation. The foreign exchange translation gain for the quarter was $0.4 million, whereas, there was a foreign exchange translation loss of $1.7 million in the quarter ended March 31, 2005. Sales and marketing expenses were 45.3% of sales in the quarter, lower than the 46.5% of sales in the same quarter of the previous year.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current year or during the previous fiscal year. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $11.8 million, comparable to $11.7 million in the same quarter of the prior year. During the current quarter there was the inclusion of RedDot's research and development costs offset by a reduction in staffing costs. For the current quarter, research and development expenses were 18.3% of sales, lower than the 21.6% for the quarter ended March 31, 2005.

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. In the current quarter, general and administration expenses totaled $7.7 million, an increase of $1.9 million or 32.1% from the $5.8 million incurred in the second quarter of the last fiscal year. General and administrative expenses were 12.0% of sales in the current quarter, up from 10.7% in the same quarter of fiscal 2005. The increase is mainly due to the inclusion of RedDot's expense, stock-based compensation expense and an increase in professional fees to comply with regulatory requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

RESTRUCTURING CHARGES

In the first quarter of the previous fiscal year, the Company reviewed its global operations and in particular considered areas where there was an overlap of its operations due to recent acquisitions. This review resulted in a restructuring plan ("First Plan") to reduce the Company's cost structure and to refocus its future operating strategy. As a result in the current quarter, restructuring charges of $0.2 million relating to staffing costs in respect of 1 terminated employee were recorded under the First Plan. In the same quarter of 2005, restructuring charges of $3.5 million were recorded relating to staffing costs in respect of 8 terminated employees under the First Plan.

Later in the previous fiscal year, as part of the continuous review of its global operations, the Company believed that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring plan ("Second Plan") was required. As a result, in the current quarter, restructuring charges of $0.4 million, relating to staffing costs in respect of an additional 8 terminated employees, were recorded under the Second Plan. There were no restructuring charges recorded under the Second Plan for the quarter ended March 31, 2005.

The First Plan is complete; however, amounts will be paid against the balance outstanding. The Second Plan is expected to be completed by June 30, 2006.

OTHER CHARGES

In the current quarter, the Company recorded other charges of $0.1 million, relating to corporate acquisition and other development initiatives.

In the same quarter of the previous fiscal year, the Company did not record any other charges.

AMORTIZATION OF OTHER INTANGIBLE ASSETS

Amortization of other intangible assets consists of the amortization of intangibles with definite lives. These amounts are being amortized over periods ranging from one to ten years. In the quarter ended March 31, 2006, amortization charges were $5.4 million compared to $4.5 million in the same quarter of the prior year. The increase is due to the additional amortization of intangibles of RedDot, partially offset by intangibles of older acquisitions having become fully amortized and no longer an expense.

INTEREST AND OTHER INCOME, NET

Interest and other income primarily represent the netting of interest income and expense. Interest and other income for the current quarter increased to $0.9 million from $0.7 million in the same quarter of the previous year. This increase was due to an overall increase in short-term interest rates. At March 31, 2006, the Company has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current quarter increased slightly to 1.4% from 1.2% in the same quarter of last fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

INCOME TAX RECOVERY

The Company had an income tax recovery for accounting purposes during the current quarter of $2.7 million on income before income taxes of $2.3 million. This tax recovery was primarily due to the release of valuation allowances on deferred tax assets relating to scientific research and experimental development investment tax credits, scientific research and development expenditures carried forward and losses carried forward. Excluding these impacts, the effective tax rate would have been 34.0%. In the comparable quarter of fiscal 2005, the Company had an income tax recovery for accounting purposes of $1.1 million on a loss before income taxes of $2.3 million, representing an effective tax rate of 46.6%. This high effective tax rate was primarily due to restructuring and other costs incurred in predominantly higher tax rate jurisdictions partially offset by the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding these impacts, the effective tax rate would have been 35.0%.

STOCK-BASED COMPENSATION EXPENSE

For the three months ended March 31, 2006, the Company expensed $0.5 million related to stock options granted to employees. This expense has been allocated to general and administration expense based on the ownership of the stock options outstanding that made up the unamortized stock expense at the beginning of the current quarter.

As described under critical accounting policies and estimates, the Company applied SFAS 123R, the new standard for recognizing stock-based compensation expense, using the modified prospective method. As such, there is no similar expense recorded in the quarter ended March 31, 2005.

The amount of stock-based compensation expense that remains unamortized at March 31,2006 is estimated at $3.1 million. This amount is expected to be fully amortized by the end of fiscal 2009, with $1.0 million estimated for the balance of fiscal 2006, $1.4 million estimated for fiscal 2007, $0.5 million estimated for fiscal 2008 and the remainder estimated for fiscal 2009. Forfeitures and future grants of stock options will impact this estimated amount and timing of the amortized expense.

NET INCOME (LOSS)

In the quarter ended March 31, 2006, net income was $4.9 million compared to a net loss of $1.2 million for the quarter ended March 31, 2005.

The following are the main changes in the income statement for the current quarter compared to the same quarter of the prior fiscal year:

     -    Revenue for the current quarter increased by $10.0 million.
     -    Income tax recovery increased by $1.6 million.
     -    Restructuring charges decreased by $2.9 million.
     - During the current quarter, the Company realized total foreign exchange translation gains of $0.4 million, compared to a loss of $1.7 million in the same quarter of the prior year. The foreign exchange translation gains or losses are credited or charged to sales and marketing expense.
     - For the current quarter, cost of sales, sales and marketing, excluding the foreign exchange translation gains or losses, research and development, and general and administrative expenses increased, compared to the same quarter in the prior fiscal year, by $1.6 million, $5.4 million, $0.1 million and $1.9 million respectively.
     -    Amortization of other intangible assets increased by $0.9 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic and diluted earnings per share for the three months ended March 31, 2006 was $0.28 compared to a basic and diluted loss per share of $0.07 for the three months March 31, 2005. The earnings per share for March 31, 2006 was based on a basic and diluted weighted average number of shares of 17.41 million versus a basic and diluted weighted average number of shares of 17.50 million in the same quarter of the prior fiscal year.

RESULTS UNDER CANADIAN GAAP

For the three months ended March 31, 2006 under Canadian GAAP, the Company recorded net income of $4.4 million, resulting in basic and diluted earnings per share of $0.25, compared to a net loss of $2.6 million and basic and diluted loss per share of $0.15 for the three months ended March 31, 2005.

The difference in the results of operations under U.S. GAAP are related to the treatment of acquired in-process research and development and the effect on amortization expense, and the related income tax effects thereon, which are explained in more detail in note 13 of the interim unaudited condensed consolidated financial statements and notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

SIX MONTHS ENDED MARCH 31, 2006 COMPARED WITH SIX MONTHS ENDED MARCH 31, 2005

The following explanations should be read in conjunction with the above section comparing the three months ended March 31, 2006 to the three months ended March 31, 2005.

                                                SIX MONTHS ENDED           SIX MONTHS ENDED
                                                 MARCH 31, 2006             MARCH 31, 2005             % CHANGE
                                         ---------------------------------------------------------   FROM FISCAL
                                                                                          % of         to 2005
(U.S. dollars in thousands, unaudited)      ACTUAL       % OF SALES       Actual          Sales          2006
--------------------------------------   ------------   ------------   ------------   ------------   ------------
Sales                                    $    126,290            100%  $    108,156            100%          16.8%
Cost of sales                                  16,020           12.7%        13,227           12.2%          21.1%
                                         ------------   ------------   ------------   ------------   ------------
Gross profit                                  110,270           87.3%        94,929           87.8%          16.2%
                                         ------------   ------------   ------------   ------------   ------------
Expenses
  Sales and marketing                          57,418           45.5%        46,942           43.4%          22.3%
  Research and development                     23,302           18.5%        22,399           20.7%           4.0%
  General and administration                   14,975           11.9%        11,780           10.9%          27.1%
  Restructuring charges                         1,971            1.5%         5,578            5.2%         (64.7)%
  Other charges                                   347            0.3%         5,340            4.9%         (93.5)%
  Amortization of intangibles                  11,107            8.7%         9,418            8.7%          17.9%
                                         ------------   ------------   ------------   ------------   ------------
Total expenses                                109,120           86.4%       101,457           93.8%          16.4%
                                         ------------   ------------   ------------   ------------   ------------
Operating income (loss)                         1,150            0.9%        (6,528)          (6.0)%        117.6%
Interest and other income, net                  1,711            1.4%         1,269            1.2%          34.8%
                                         ------------   ------------   ------------   ------------   ------------
Income (loss) before income taxes               2,861            2.3%        (5,259)          (4.8)%        154.4%
Income tax recovery                            (2,628)          (2.0)%       (2,317)          (2.1)%       (108.5)%
                                         ------------   ------------   ------------   ------------   ------------
Net income (loss)                        $      5,489            4.3%  $     (2,942)          (2.7)%        190.6%
                                         ============   ============   ============   ============   ============
Basic earnings (loss) per share          $       0.32                  $      (0.17)                        188.2%
                                         ============                  ============                  ============
Diluted earnings (loss) per share        $       0.32                  $      (0.17)                        188.2%
                                         ============                  ============                  ============

RESULTS OF OPERATIONS

Sales of $126.3 million for the six months ended March 31, 2005 represent a 16.8% increase from $108.1 million for the six months ended March 31, 2005. There was income before income taxes of $2.9 million for the six months ended March 31, 2006, compared to a loss before income taxes of $5.3 million in the same period of 2005. Net income for the six months ended March 31, 2006 was $5.5 million, compared to a net loss of $2.9 million in the comparable period of 2005. Basic and diluted earnings per share were $0.32 for the current six month period, compared to a basic and diluted loss per share of $0.17 in the same six months of last year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

SALES

Year to date sales for the six month period ended March 31, 2006 were $126.3 million versus $108.2 million for the same period last year. Sales from the Company's two product families were:

                                         SIX MONTHS ENDED   SIX MONTHS ENDED        % CHANGE
(US dollars in millions, unaudited)       MARCH 31, 2006     MARCH 31, 2005         FROM 2005
--------------------------------------   ----------------   ----------------    ----------------
Hummingbird Connectivity                 $           34.3   $           33.4                 2.9%
Hummingbird Enterprise                               92.0               74.8                23.0%
                                         ----------------   ----------------    ----------------
                                         $          126.3   $          108.2                16.8%
                                         ================   ================    ================

For the current six month period Hummingbird Connectivity sales were $34.3 million versus $33.4 million in the previous year. For the latest six month period Hummingbird Enterprise sales were $92.0 million or $17.2 million higher than the $74.8 million recorded last year.

The increase in Hummingbird Enterprise sales was mainly due to the inclusion of RedDot revenue, a strong selling effort to both new and existing customers, and further market recognition of the product. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from the Hummingbird Enterprise product family to continue to increase as a percentage of the Company's total revenue. Sales from Hummingbird Connectivity were up slightly from the comparable quarter of the previous year. Hummingbird Connectivity is a mature product and the customer base for this product family is established.

COST OF SALES

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party software and services resold by the Company; and, production costs, including product media, duplication, manuals and packaging. For the six months ended March 31, 2006, costs of sales increased by $2.8 million or 21.1% to $16.0 million from $13.2 million in the six months ended March 31, 2005. The increase is mainly due to the inclusion of RedDot's cost of sales and in part to higher costs of travel and subcontracting for services. Cost of sales were 12.7% of sales in the six months ended March 31, 2006 compared to 12.2% in the same period of last year.

GROSS PROFIT

For the latest six month period, gross profit was $110.3 million compared to $94.9 million for the same period in the previous year, representing an increase of $15.4 million. This improvement was primarily due to higher sales during the six months ended March 31, 2006. Gross profit was 87.3% of sales in the current six month period, comparable to 87.8% in the comparative six month period.

SALES AND MARKETING EXPENSES

Sales and marketing costs of $57.4 million were 45.5% of sales in the six months ended March 31, 2006, compared to $46.9 million or 43.4% of sales in the first six months of the previous year. Sales and marketing expenses were $10.5 million or 22.3% higher in the current six month period versus the comparable period a year ago. The increase is mainly due to the inclusion of RedDot's expenses, higher sales compensation and related marketing costs, offset by the foreign exchange translation. The foreign exchange translation gain for the six months was $0.1 million compared to $2.3 million in the six months ended
March 31, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current year or during the previous fiscal year. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the six months ended March 31, 2006 of $23.3 million have increased by 4.0% from the $22.4 million incurred in the first six months of last year. The increase is mainly due to the inclusion of RedDot's research and development costs, which was partially offset by a reduction in staffing costs. For the current six month period, research and development expenses were 18.5% of sales, lower than the 20.7% in the same period of 2005.

GENERAL AND ADMINISTRATION EXPENSES

In the six months ended March 31, 2006, general and administration expenses totaled $15.0 million, an increase of $3.2 million or 27.1% from the $11.8 million incurred in the first six months of last year. The inclusion of RedDot's expenses, higher professional fees required to comply with regulatory requirements and the inclusion of stock based compensation expense contributed to the increase in general and administration expenses. General and administrative expenses were 11.9% of sales in the six months ended March 31, 2006, up from 10.9% in the comparable period last year.

RESTRUCTURING CHARGES

In the six months ended March 31, 2006, the Company recorded restructuring charges totaling $2.0 million compared to $5.6 million in the first six months of last year. The Company reviewed its global operations and in particular considered areas where there were overlaps of its operations due to recent acquisitions. Pursuant to this review, it was determined that a restructuring was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges relating to staffing costs in respect of 80 terminated employees compared to 36 terminated employees in the first six months of last year, were recognized.

OTHER CHARGES

In the six months ended March 31, 2006, the Company recorded other costs of $0.3 million. These costs were comprised of $0.1 million relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, and $0.2 million relating to corporate acquisition and other development initiatives. In the six months ended March 31, 2005, the Company recorded other costs of $5.3 million. These costs were comprised of $0.5 million relating to the write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, $4.1 million relating to retiring allowances and special payments provided to certain senior management, and $0.7 million relating to corporate acquisition and other development initiatives.

AMORTIZATION OF OTHER INTANGIBLE ASSETS

In the six months ended March 31, 2006, amortization of intangibles increased to $11.1 million compared to $9.4 million in the six months ended March 31, 2005. The increase is due to the additional amortization of intangibles of RedDot, partially offset by intangibles of older acquisitions having become fully amortized and no longer an expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

INTEREST AND OTHER INCOME, NET

In the six months ended March 31, 2006, interest and other income was higher at $1.7 million compared to $1.3 million in the first six months of last fiscal year. This increase was due to an overall increase in short-term interest rates. The Company has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current six months period increased to 1.4% from 1.2% in the same period of the last fiscal year.

INCOME TAX RECOVERY

In the six months ended March 31, 2006, the Company had an income tax recovery for accounting purposes of $2.6 million on income before income taxes of $2.9 million. This tax recovery was primarily due to the release of valuation allowances on deferred tax assets relating to scientific research and experimental development investment tax credits, scientific research and development expenditures carried forward and losses carried forward. Excluding these impacts, the effective tax rate would have been 34.0%. In the comparable period of fiscal 2005, the Company had an income tax recovery for accounting purposes of $2.3 million on a loss before income taxes of $5.3 million, representing an effective tax rate of 44.1%. This high effective tax rate was primarily due to restructuring and other costs incurred in predominantly higher tax rate jurisdictions partially offset by the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding these impacts, the effective tax rate would have been 35.0%.

STOCK-BASED COMPENSATION EXPENSE

For the six months ended March 31, 2006, the Company expensed $1.0 million related to stock options granted to employees. This expense has been allocated to general and administration expense based on the ownership of the stock options outstanding that made up the unamortized stock expense.

As described under critical accounting policies and estimates, the Company applied SFAS 123R, the new standard for recognizing stock-based compensation expense, using the modified prospective method. As such, there is no similar expense recorded in the six months ended March 31, 2005.

The amount of stock-based compensation expense that remains unamortized at March 31,2006 is estimated at $3.1 million. This amount is expected to be fully amortized by the end of fiscal 2009, with $1.0 million estimated for the balance of fiscal 2006, $1.4 million estimated for fiscal 2007, $0.5 million estimated for fiscal 2008 and the remainder estimated for fiscal 2009. Forfeitures and future grants of stock options will impact this estimated amount and timing of the amortized expense.

NET INCOME (LOSS)

In the six months ended March 31, 2006, net income was $5.5 million compared to a net loss of $2.9 million in the six months ended March 31, 2005.

The following are the main changes in the income statement for the current six month period compared to the same period of the prior fiscal year:

     -    Revenue increased by $18.1 million.
     -    Restructuring charges decreased by $3.6 million.
     -    Other charges decreased by $5.0 million.
     - The Company realized total foreign exchange translation gains of $0.1 million, compared to a gain of $2.3 million in the same period of the prior year. The foreign exchange translation gains or losses are credited or charged to sales and marketing expense.
     - Cost of sales, sales and marketing, excluding the foreign exchange translation gains or losses, research and development, and general and administrative expenses increased, compared to the same period in the prior fiscal year, by $2.8 million, $8.3 million, $0.9 million and $3.2 million respectively.
     -    Amortization of other intangible assets increased by $1.7 million

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic and diluted earnings per share for the six months ended March 31, 2006 was $0.32 compared to a basic and diluted loss per share of $0.17 in the corresponding period of last year. The earnings per share for the latest six month period was based on a basic and diluted weighted average number of shares of 17.42 million, whereas, the loss per share in the comparable period of the prior year was based on a basic and diluted weighted average number of shares of
17.48 million.

RESULTS UNDER CANADIAN GAAP

For the six months ended March 31, 2006 under Canadian GAAP, the Company recorded net income of $4.3 million, resulting in basic and diluted earnings per share of $0.25, compared to a net loss of $5.8 million and basic and diluted loss per share of $0.33 for the six months ended March 31, 2005.

The difference in the results of operations under U.S. GAAP are related to the treatment of acquired in-process research and development and the effect on amortization expense, and the related income tax effects thereon, which are explained in more detail in note 13 of the interim unaudited condensed consolidated financial statements and notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

LIQUIDITY AND CAPITAL RESOURCES

                                               AS AT              AS AT          % CHANGE
(U.S. dollars in thousands)                MARCH 31, 2006   SEPTEMBER 30,2005    FROM 2005
----------------------------------------   --------------   -----------------   -----------
Working capital                            $       60,248   $          51,972          15.9%
Cash and cash equivalents                          94,298              84,997          10.9%
                                           ==============   =================   ===========

Working capital for the Company increased to $60.2 million at March 31, 2006 from $52.0 million at September 30, 2005. Overall working capital was increased by higher levels of cash, accounts receivable, income taxes recoverable and lower accounts payable and accruals, offset by the estimated contingent consideration for RedDot and a higher deferred revenue balance.

The Company had cash and cash equivalents of $94.3 million as at March 31, 2006 compared to $85.0 million as at September 30, 2005. As of March 31, 2006, the Company has all of its invested cash in investment grade securities having a term of less than 90 days.

The Company had an operating cash inflow of $10.6 million during the current quarter, compared to a $5.1 million operating cash outflow during the same quarter of the prior fiscal year. The increase in operating cash inflow for the current quarter was mainly due to collecting previous quarters accounts receivable and increased income from operations. In addition, an increase in deferred revenue favourably impacted operating cash flow.

Capital expenditures remained constant at $0.6 million quarter over quarter. These expenditures consisted primarily of purchases of laboratory equipment, leasehold improvements, and furniture and fixtures.

The Company had issued and outstanding common shares totaling 17,399,922 at March 31, 2006 (September 30, 2005 - 17,418,338). As of May 9, 2006, the Company
has issued and outstanding common shares totaling 17,399,922. During November 2005, the Company received approval to commence a normal course issuer bid for up to 1,500,000 of its common shares. This bid will terminate on the earlier of December 12, 2006 or the date on which the maximum number of shares approved under this bid have been repurchased. As at March 31, 2006, the Company has repurchased 79,300 shares under this bid at a cost of $2.0 million. In
November 2004, the Company received approval to commence a normal course issuer bid that expired on November 23, 2005. The Company did not repurchase any shares under this bid during the six months ended March 31, 2005. The Company received $1.2 million from employees exercising their stock options during the quarter ended March 31, 2006 ($0.4 million during the quarter ended March 31, 2005).
At March 31, 2006, there were 1,847,114 stock options outstanding
(September 30, 2005 - 2,226,478). One third of these stock options become exercisable on each of the three anniversaries after the respective date of grant. Stock options are exercisable up to six years after their date of grant.

The Company did not pay any dividends in the six months ended March 31, 2006 or in the fiscal year ended September 30, 2005. The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash resources.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

FINANCIAL POSITION

Cash and cash equivalents increased as at March 31, 2006 by $9.3 million to $94.3 million compared to a balance of $85.0 million as at September 30, 2005. The increase in cash was primarily due to the cash generated from operations.

Accounts receivable were $69.9 million at the end of the current quarter compared to $66.8 million as at September 30, 2005, representing an increase of $3.1 million. This increase was due to the timing of sales cycle being late in the quarter.

Accounts payable and accrued liabilities were $31.0 million as at March 31, 2006, $2.9 million lower than the balance of $34.0 million as at September 30, 2005. This decrease was mainly due to the payment of restructuring charges that were outstanding at September 30, 2005.

Income taxes of $7.1 million were receivable as at March 31, 2006, compared to $0.8 million as at September 30, 2005. This increase was due to the combination of instalments paid and utilized investment tax credits exceeding the tax liability experienced during the period.

Deferred revenue as at March 31, 2006 was $80.5 million versus $74.0 million as at September 30, 2005, representing an increase of $6.5 million. This increase was due to increased billing activity for maintenance and support contracts, and contracts that were deferred where all contractual obligations have not yet been fulfilled. Revenue under these contracts are deferred and recognized ratably over the maintenance and support contract period.

As at March 31, 2006, the Company had other long-term liabilities totaling $0.1 million, compared to the $1.1 million at September 30, 2005. Other long-term liabilities consists of the following:

                                         MARCH 31,     SEPTEMBER 30,
(U.S. dollars in thousands)                2006             2005
-----------------------------------   --------------   --------------
Lease inducements                     $          115   $          172
Retention money                                    -              831
Long-term debt is comprised of:
  Capital lease obligations                       16               58
  Term loans                                       1                3
                                      --------------   --------------
Total other long-term liabilities                132            1,064
Less current portion                            (113)            (997)
                                      --------------   --------------
Other long-term liabilities           $           19   $           67
                                      ==============   ==============

The retention money relates to the Valid acquisition and was paid to the former shareholders of Valid in January 2006.

Long-term debt is comprised of various capital lease obligations for office equipment and automobiles, bearing interest from 10.0% to 15.0%, and is secured by the underlying assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment. The following table lists the Company's contractual payments for its long-term debt portion of other long-term liabilities and lease commitments as of March 31, 2006.

                                                             Payments due by period
                                         --------------------------------------------------------------
                                                      Less than      1 to 3       4 to 5
(U.S. dollars in thousands, unaudited)      Total       1 year       years        years      Thereafter
--------------------------------------   ----------   ----------   ----------   ----------   ----------
Capital lease obligations                $       16   $       16   $        -   $        -   $        -
Term loans                                        1            1            -            -            -
                                         ----------   ----------   ----------   ----------   ----------
                                                 17           17            -            -            -
Operating leases                             26,876        7,359       14,256        2,444        2,817
                                         ----------   ----------   ----------   ----------   ----------
Total contractual cash obligations       $   26,893   $    7,376   $   14,256   $    2,444   $    2,817
                                         ==========   ==========   ==========   ==========   ==========

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data as of and for the three months ended June 30, 2004 through March 31, 2006 are derived from our unaudited interim consolidated financial statements. The selected consolidated financial data as of September 30, 2002, 2003, 2004 and 2005 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

SELECTED CONSOLIDATED STATEMENTS                                     Three months ended
OF INCOME DATA                        ---------------------------------------------------------------------------------------------
(U.S dollars in thousands,             June 30,   Sept. 30,    Dec.31,     Mar.31,    June 30,    Sept.30,     Dec.31,     Mar.31,
 except per share data)                 2004        2004        2004        2005        2005        2005        2005        2006
-----------------------------------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Sales                                 $  56,227   $  59,326   $  53,900   $  54,256   $  61,722   $  66,224   $  62,088   $  64,202
Net income (loss)                         2,368       3,732      (1,729)     (1,213)     (1,874)     (1,023)        554       4,935
Diluted earnings (loss) per share          0.13        0.21       (0.10)      (0.07)      (0.11)      (0.06)       0.03        0.28
Diluted WA* shares outstanding           17,740      17,566      17,464      17,500      17,474      17,418      17,432      17,414

                                                                      Years ended September 30,
SELECTED CONSOLIDATED STATEMENTS OF INCOME DATA           -------------------------------------------------
(U.S. dollars in thousands, except per share data)           2002         2003         2004         2005
-------------------------------------------------------   ----------   ----------   ----------   ----------
Sales                                                     $  180,400   $  192,583   $  220,224   $  236,102
Net (loss) income                                             (2,914)       3,720        6,871       (5,839)
Diluted (loss) earnings per share                              (0.16)        0.21         0.39        (0.33)
Diluted WA* shares outstanding                                18,305       17,928       17,720       17,464

* - Weighted average, in thousands

                                                                                 As at
                                     ---------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS DATA     June 30,    Sept. 30,    Dec.31,     Mar.31,    June 30,    Sept.30,     Dec.31,     Mar.31,
 (U.S. dollars in thousands)           2004        2004        2004        2005        2005        2005        2005        2006
----------------------------------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Cash, cash equivalents and             127,041     130,486     134,165     129,083      90,513      84,997      85,783      94,298
 short-term investments
Working capital                        101,886     104,098     105,671     106,836      47,477      51,972      42,877      60,248
Total assets                           367,734     371,650     371,489     365,344     383,707     378,630     385,882     399,366
Other long-term liabilities              1,353       1,250       1,191       1,142       1,099       1,064       1,013         132
Shareholders' equity                   264,177     265,920     265,029     264,208     260,447     259,251     259,289     264,855

The Company's revenues have steadily increased year over year, since fiscal 2002. Quarterly revenues have followed a fairly consistent trend of building each quarter, from the first through to the fourth. First quarter revenue, over the same period, has historically been lower from the preceding fourth quarter.

During fiscal 2003, the Company made four acquisitions and during fiscal 2005, the Company acquired RedDot as described in detail under acquisition history. These acquisitions, along with the noted increase in the Hummingbird Enterprise business, have resulted in increased revenues. There has been a corresponding increase in operating costs and amortization expense associated with the acquisitions.

The Company's annual share repurchase program has resulted in a steady reduction in the weighted average number of shares outstanding.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

The Company's cash, cash equivalents and short-term investments balance normally increases quarter over quarter, but fell in the second half of fiscal 2005 with cash being used to acquire RedDot, and in the second quarter of fiscal 2005 due to the timing of certain corporate income tax payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

OUTLOOKS, RISKS AND UNCERTAINTIES THAT COULD AFFECT FUTURE RESULTS

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

     -    identifying underserved segments of the market;
     -    developing products that solve a prevalent business problem;
     - communicating the value proposition of its products to the appropriate audience;
     -    effectively combining direct and partner-influenced distribution; and
     - ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

GLOBAL ECONOMIC SLOWDOWN

In early fiscal 2001, the Company witnessed a weakening of global macro-economic conditions. This weakness changed information technology spending patterns on a global basis, and as a result affected our ability to forecast current and future periods revenues. In spite of this, our customer base remains solid and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

COMPETITION

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

POTENTIAL ACQUISITIONS AND INVESTMENTS

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

MANAGEMENT OF GROWTH AND INTEGRATION OF ACQUISITIONS

Over the past several years, the Company has experienced growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products, and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

VOLATILITY IN STOCK PRICE

The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter or year.

FOREIGN CURRENCY RISK

The Company operates internationally and, accordingly, a portion of our financial resources is held in currencies other than the United States dollar, the functional currency of the Company. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of our worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

ENVIRONMENT AND MARKET RISK

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 27% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the ECM market with our Hummingbird Enterprise family of products, which is an evolving and growing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

INTELLECTUAL PROPERTY RIGHTS

The Company operates in an international environment with approximately 48% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

PERSONNEL SIGNIFICANCE

The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

FINANCIAL INSTRUMENTS

The Company did not enter into any derivative contracts during the six months ended March 31, 2006 or during the fiscal year ended September 30, 2005. As at March 31, 2006 and September 30, 2005 there were no outstanding derivative instruments.

RELATED PARTY TRANSACTIONS

The Company has not engaged in any transactions that would be considered related party transactions.

RECENT ACCOUNTING PRONOUNCEMENTS

INVENTORY COSTS - SFAS NO. 151

In December 2004, the FASB issued SFAS No. 151, which clarifies the accounting for unusual costs and the allocation of fixed production costs. For the Company, SFAS No. 151 was effective on October 1, 2005. This adoption of standard did not have a material impact on the consolidated financial statements.

ACCOUNTING CHANGES AND ERROR CORRECTIONS - SFAS NO. 154

In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS No.154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 also requires certain disclosures for restatements due to corrections of an error. For the Company, SFAS No. 154 will be effective for accounting changes and corrections of errors made in its fiscal year beginning on October 1, 2006. The impact that the adoption of SFAS No. 154 will have on the Company's consolidated financial statements will depend on the nature of future accounting changes adopted by the Company and the nature of transitional guidance provided in future accounting pronouncements by the FASB.

                                                                      DOCUMENT 4
                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, A. Barry Litiwn as President and Chief Executive Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and six months ended March 31, 2006;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings; and

     4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, and we have:

          (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to Hummingbird Ltd., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated - May 12, 2006

/s/ A. Barry Litwin
-------------------------------------
President and Chief Executive Officer

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Inder P.S. Duggal as Chief Financial Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and six months ended March 31, 2006;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings; and

     4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, and we have:

          (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to Hummingbird Ltd., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated - May 12, 2006

/s/ Inder P.S. Duggal
-----------------------
Chief Financial Officer

                                                                      DOCUMENT 5
[LOGO OF HUMMINGBIRD(R)]

                    HUMMINGBIRD REPORTS SECOND QUARTER FY2006
                         FINANCIAL AND OPERATING RESULTS

   Second Quarter Sales Grow 18% Year over Year to $64.2 Million; Enterprise Content Management Revenues up 22%; Operating Cash Flow of $10.6 Million;
                               Adjusted EPS $0.34

Toronto - May 9, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, and network connectivity solutions, today reported financial and operating results for the second quarter ended March 31, 2006. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

SUMMARY OF FINANCIAL RESULTS
(Millions of U.S dollars except share data)

                                                                U .S. GAAP
                                                 -----------------------------------------
                                                  THREE MONTHS ENDED    SIX MONTHS ENDED
                                                      MARCH 31              MARCH 31
                                                 -------------------   -------------------
                                                   2006       2005       2006       2005
                                                 --------   --------   --------   --------
Sales                                                64.2       54.3      126.3      108.2
Net Income (Loss)                                     4.9       (1.2)       5.5       (2.9)
Diluted Earnings (Loss) Per Share                    0.28      (0.07)      0.32      (0.17)
Diluted Number of Shares (millions)                  17.4       17.5       17.4       17.5
Adjusted Net Income (Note)                            5.9        3.7       11.5        9.8
Adjusted Diluted Earnings Per Share                  0.34       0.21       0.66       0.56
Adjusted Diluted Number of Shares (millions)         17.4       17.6       17.4       17.6

Note: Adjusted Net Income comprises Net Income/(Loss) excluding amortization of other intangible assets, restructuring and other charges and stock-based compensation expense, net of related taxes and losses carried forward and utilized, and utilized carried forward research and development investment tax credits and expenses.

"I am pleased with our solid performance in the second quarter," said Barry Litwin, President and Chief Executive Officer of Hummingbird Ltd. "During the quarter we won new business and expanded relationships with existing customers as we continue to execute on our business plan.

Our Enterprise Content Management business represents three quarters of total revenues, and generated another stellar quarter growing 22% year over year. I'm pleased to report that our solutions initiatives are continuing to yield encouraging growth trends, reinforcing that they represent an important growth engine for the Company. These purpose-driven solutions are helping differentiate Hummingbird from our competitors, and are opening up new market opportunities across multiple verticals."

FINANCIAL HIGHLIGHTS

Total sales for the quarter ended March 31, 2006 were $64.2 million, representing an increase of 18.3% from the quarter ended March 31, 2005. Enterprise Content Management revenues for the quarter were $46.7 million, a 22.3% increase from the same quarter last year. Connectivity revenues for the quarter were $17.5 million, increased from $16.1 million in the second quarter last year, and improved from the prior quarter's Connectivity revenue of $16.8 million. Total license revenues were $26.9 million, up 15.9% from the second quarter last year.

Adjusted net income(1) in the current quarter was $5.9 million, improved from $3.7 million in the same period last year. Adjusted diluted earnings per share (based on adjusted net income) for the first quarter were $0.34 up from $0.21 for the corresponding period last year.

During the quarter the company recorded restructuring and other charges totaling $0.7 million. Of this amount, $0.6 million relates primarily to severance and related costs taken after the Company reviewed its global operations to align costs with revenues, and to recognize cost efficiencies.

Operating expenses for the current quarter excluding amortization of intangibles, stock-based compensation expense, and restructuring and other charges, were $48.0 million, compared to $42.7 million in the second quarter of the previous fiscal year. For the second quarter of fiscal 2006, Hummingbird reported a net income of $4.9 million, compared to net loss of $1.2 million for the same quarter in 2005. The diluted earnings per share of $0.28 in the current quarter compares to a diluted loss per share of $0.07 for the second quarter of the prior year.

Sales for the six months ended March 31, 2006 were $126.3 million, an increase of 16.8% over the previous year. Hummingbird Enterprise revenues for the current six months were $92.0 million, up from $74.8 million or 23% from the same period last year.

Operating expenses excluding amortization of intangibles, stock-based compensation expense, and restructuring and other charges, were $94.7 million for the six months ended March 31, 2006, compared to $81.1 million in the same period last year. Net income for this period was $5.5 million resulting in diluted earnings per share of $0.32, compared to a net loss of $2.9 million and a diluted loss per share of $0.17 in the six months ended March 31, 2005.

Adjusted net income for the six months ended March 31, 2006 was $11.5 million compared to $9.8 million in the same period in 2005. Adjusted diluted earnings per share, based on adjusted net income, was $0.66 compared to $0.56 for the six months ended March 31, 2005.

Total assets as at March 31, 2006 were $399.4 million, compared to $385.9 million as at December 31, 2005. The Company's cash position, including short-term investments, was $94.3 million as at March 31, 2006. Cash flow from operations generated in the current quarter was $10.6 million. Deferred revenue was $80.5 million as at March 31, 2006 compared to $75.7 million as at December 31, 2005.

(1)Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the performance of the Company's core business, since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method that management uses to plan and forecast the Company's results. Adjusted net income is not a recognized profitability measure under U.S. GAAP, and the Company's method of calculating adjusted net income may differ from, and accordingly may not be comparable to, similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed an alternative to net income determined in accordance with U.S. GAAP, as an indicator of the Company's performance.

OPERATIONAL HIGHLIGHTS

HUMMINGBIRD EXPANDS STRATEGIC RELATIONSHIP WITH MICROSOFT

On February 7 Hummingbird announced an expanded strategic relationship with Microsoft to enhance technical integration, to provide early support for next generation Microsoft products and to provide closer field alignment in delivering high-value content lifecycle management solutions to mutual customers. Hummingbird's historic close relationship and superior integration with Microsoft benefits customers by allowing them to transform the Microsoft Windows-based desktop into a solutions enablement platform without requiring users to leave the familiar user interface. The tight integration of Hummingbird Enterprise and the Microsoft platform allows customers to preserve and maximize the value of their Microsoft IT investments, while concurrently enhancing the user acceptance of content management solutions due to ease of deployment and usability. This enables Microsoft and Hummingbird customers to accelerate solutions delivery, mitigate risk, improve efficiency and utilize business content as a powerful competitive advantage.

HUMMINGBIRD RECORDS MANAGEMENT SOLUTION GAINS CERTIFICATION UNDER VERS

On February 2 Hummingbird announced that it had achieved certification with the Victorian Electronic Records Strategy (VERS), an essential certification standard for records management software solutions utilized by Australian government agencies and businesses. Originally developed by the State of Victoria's Public Records Office Victoria (PROV) to assist government agencies in dealing with the problem of capturing, managing and preserving electronic records, VERS is now the accepted certification standard right across Australia and is quickly gaining acceptance with government entities around the world. This certification adds to Hummingbird's comprehensive list of records management software certifications which include The National Archives (TNA) specification in the UK, and the DoD 5015.2 standard, an essential qualification for records management solutions used by the U.S. Department of Defense and other U.S. federal agencies.

RECOGNIZED MARKET LEADER IN SERVING THE LEGAL MARKETPLACE

During the quarter the Company celebrated the 12th anniversary of Hummingbird's LegalKEY(R) Practice Support system, the market leading proactive compliance solution for the world's foremost legal firms. LegalKEY solutions are widely recognized as the industry standard and Hummingbird continues to maintain its significant lead in the legal marketplace. Hummingbird's LegalKEY Practice Support solutions were awarded "Best of Breed System of the Year" at the 2006 Legal Technology Awards hosted by Legal Business Magazine publisher Legalease. The world's largest law firm, nine of the top ten legal firms globally, over 60% of the AmLaw 100 and over 70% of the AmLaw 50 have invested in Hummingbird LegalKEY solutions to deliver unrivalled service to their clients, while ensuring the very highest standards of compliance.

HUMMINGBIRD FORMS CUSTOMER ADVISORY BOARD

On February 6 Hummingbird announced the formation of a Customer Advisory Board to enhance the way in which the Company serves and supports the user community across all its markets. This Advisory Board is modeled after the Company's highly successful Legal CIO Advisory Board initiative which has steered the direction of the industry leading Hummingbird Enterprise for Legal solution set. The Board's broad reaching industry expertise will help Hummingbird prioritize user requirements, serve as a valuable resource in the development of innovative business solutions, and expand the Company's capabilities and growth opportunities across multiple markets.

AWARDS AND RECOGNITION

Hummingbird is proud of the significant industry recognition it received during the quarter confirming the strength of Hummingbird Enterprise(TM) as an industry leading Enterprise Content Management platform. Hummingbird was first to recognize the value proposition of interoperable ECM capabilities and today boasts a fully integrated ECM suite. This market acknowledgement of Hummingbird's thought leadership and domain expertise reinforces the Company's current first mover advantage in establishing a highly differentiated strategy around a flexible business solution framework.

     o Forrester Wave(TM)report names Hummingbird as a 'Strong Performer' in Contract Life-Cycle Management

     o Forrester Wave(TM)report names Hummingbird as a 'Strong Performer' in Enterprise Content Management Suites

     o Forrester Wave(TM)report names Hummingbird as a 'Strong Performer' in Transactional-Content-Centric Applications

     o Forrester Wave(TM)report names Hummingbird as a 'Leader' in Business-Content-Centric Applications

     o KMWorld recognized Hummingbird as one of the '100 Companies that Matter in Knowledge Management' for the sixth consecutive year

Hummingbird will hold a teleconference call at 5:00 p.m. Eastern N.A. time today to discuss its fiscal second quarter 2006 results. Those wishing to participate should call 416-644-3430 (Toll-Free 800-814-4890) ten minutes prior to the start time. A webcast of the call with accompanying presentation slides is also available from the Company's website, www.hummingbird.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 416-640-1917 (Toll-Free 877-289-8525), Pass-code 21185320#

ABOUT HUMMINGBIRD

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

NOTE TO INVESTORS

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change. The Board of Directors of Hummingbird reviewed and approved this news release prior to it being issued.

HUMMINGBIRD CONTACTS

Inder Duggal                                        Dan Coombes
Chief Financial Officer                             Director, Investor Relations
Hummingbird Ltd.                                    Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                         Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                        dan.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         HUMMINGBIRD LTD.
                                         ---------------------------------------
                                         (Registrant)

Date: May 15, 2006                       By:    /S/ A. BARRY LITWIN
                                                --------------------------------
                                         Name:  A. Barry Litwin
                                         Title: President and
                                                Chief Executive Officer